SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

VANNESSA VENTURES LTD.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

921941 10 0

(CUSIP Number)

D.W. Walker

102 8th Avenue SW

Calgary, Alberta, Canada T2P 1B3

Tel.:  (403) 231-7773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 27, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    NOT APPLICABLE

CUSIP No. 921941 10 0	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Exploram Enterprises Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 57,242,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,242,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Coril Holdings Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 57,242,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,242,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	R.N. Mannix Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 57,242,792
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 57,242,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,242,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 921941 10 0	Page 5 of 10

SCHEDULE 13D

(Amendment No. 5)

The Statement on Schedule 13D, dated April 20, 2006, initially filed by Exploram Enterprises Ltd. (“Exploram”), Coril Holdings Ltd. (“Coril”) and R.N. Mannix, as amended by Amendment No. 1, dated April 26, 2006, Amendment No. 2, dated June 21, 2006, Amendment No. 3 dated July 24, 2006, and Amendment No. 4   dated November 8, 2006 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 5, dated January 11, 2007 (the “Amendment”), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Shares of Vannessa Ventures Ltd. (the “Issuer”).  Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

Item 4.

Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The Shares beneficially held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons’ behalf.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Shares beneficially held by the Directors and Executive Officers were acquired for, and are being held for, investment purposes on such persons’ behalf.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Persons, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

CUSIP No. 921941 10 0	Page 6 of 10

Reference is made to Item 6 hereof for discussion of the following:

(a)

On December 20, 2005 Exploram borrowed Cdn. $2,000,000 from Coril and advanced Cdn. $2,000,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after February 15, 2006.  On March 2, 2006, the Issuer repaid these funds to Exploram.

(b)

On January 31, 2006, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval, the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000 bearing interest at 9.5% per annum payable semi- annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The Debenture is convertible into Shares at any time after January 31, 2007, at a price of Cdn. $0.635 per Share.  In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2008 at $0.635 per Share.  Beneficial ownership totals for the Reporting Persons herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture, but do not include Shares issuable with respect to any warrants that may be issued on or after February 1, 2007 in connection with the Secured Convertible Debenture.

(c)

On February 9, 2006, Exploram borrowed Cdn. $500,000 from Coril and advanced Cdn. $500,000 as an advance on the Cdn. $5,000,000 Secured Convertible Debenture.

(d)

On March 1, 2006 Exploram borrowed Cdn. $4,500,000 from Coril on an interest bearing basis and advanced Cdn. $4,500,000 to complete the Secured Convertible Debenture.

(e)

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand any time after June 30, 2006.

(f)  On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006.

CUSIP No. 921941 10 0	Page 7 of 10

(g)

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.

(h)  On December 27, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.

(i)

Please refer to Item 6 for information concerning agreements previously entered into by Coril or Exploram with their nominees to the Board of the Issuer to account to Coril or Exploram, as the case may be, for any economic benefit of options received by him from the Issuer.  All of these agreements have since been terminated.

Other than as set forth above, none of the Reporting Persons, nor any of the Directors and Executive Officers, have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer of its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read in its entirety as follows:

Coril has advanced the following monies to the Issuer; $250,000 on October 5, 2005, $325,000 on November 4, 2005 and $250,000 on December 7, 2005 pursuant to non interest bearing promissory notes payable on demand.  On December 21, 2005, the Issuer repaid Coril all of the aforementioned notes in full.

On December 20, 2005 Exploram borrowed Cdn. $2,000,000 from Coril and advanced Cdn. $2,000,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after February 15, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The Issuer agreed to pay a 3% structuring fee for the financing.  On March 2, 2006, the Issuer repaid these funds to Exploram.

CUSIP No. 921941 10 0	Page 8 of 10

On January 31, 2006 as previously announced by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000.  The Secured Convertible Debenture would mature on January 31, 2009 and interest would be payable on the principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The principal amount outstanding under the convertible debenture may be:

i)

converted into common shares at any time after January 31, 2007 at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to January 31, 2006); and

ii)

repaid by the Issuer at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.

The Shares beneficially owned by the Reporting Persons as set forth herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture but do not include Shares issuable with respect to any warrants that may be issued on or after February 1, 2007 in connection with the Secured Convertible Debenture.

In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2008 at $0.635 per share.  The Issuer’s obligations under the convertible debenture are secured by a general security agreement over the Corporation’s assets and a pledge of the shares of each of its subsidiaries.  The Issuer has agreed to pay Exploram a structuring fee of Cdn. $90,000 in respect of the placement.

On February 9, 2006 Exploram borrowed Cdn. $500,000 from Coril and advanced $500,000 towards the $5,000,000 non brokered private placement.  On March 1, 2006, Exploram borrowed Cdn. $5,000,000 and advanced $4,500,000 to the Issuer and executed all documentation to enter into the Secured Convertible Debenture.

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after June 30, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

CUSIP No. 921941 10 0	Page 9 of 10

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On December 27, 2006, Exlporam borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The

Issuer agreed to pay a 3% structuring fee for the financing.

Coril entered into an agreement with each of Messrs. L.B. Gordon and J.K. Amundrud on March 31, 1999 whereby each of the individuals agreed, inter alia, that as Coril’s nominee on the Board of Directors of the Issuer, should the individual receive options to acquire shares of the Issuer in their capacity as a Director or Officer, it was intended that the economic benefits, if any, of the Options ultimately be Coril’s and that the individual should not receive any benefit or incur any liability with respect to the Options.  The individuals agreed to account to Coril for any economic benefit that he received as a result of receiving the options including disgorgement of any after tax profits resulting from the exercise of the Options and the sale of Shares of the Issuer issued as a result.  On August 3, 2001, Mr. G.D. Chapel, as a Coril nominee to the Board of the Issuer, also entered into an agreement with Coril to account to Coril for any economic benefit of options received by him from the Issuer.  As a result of Coril transferring its interest in the Issuer to Exploram on May 25, 2004, these agreements are no longer in effect.

On August 10, 2004, Mr. G.D. Chapel entered into an agreement with Exploram, as Exploram’s nominee to the Board of the Issuer, to account to Exploram for any economic benefit of options received by him from the Issuer.  This agreement was terminated on January 1, 2005.

On September 23, 2004, Mr. J.K. Amundrud entered into an agreement with Exploram, as Exploram’s nominee to the Board of the Issuer, to account to Exploram for any economic benefit of options received by him from the Issuer.  This agreement was terminated on January 1, 2006.

Item 7.

Material to be Filed as Exhibits

Exhibit A

Demand Promissory Note made by the Issuer in favor of Exploram Enterprises Ltd., dated December 27, 2006

CUSIP No. 921941 10 0	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 9, 2007	Exploram Enterprises Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: January 9, 2007	Coril Holdings Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: January 11, 2007	R. N. Mannix, individually

/s/ R. N. Mannix

Exhibit A

DEMAND PROMISSORY NOTE

December 27 , 2006

Cdn. $1,000,000

FOR VALUE RECEIVED, Vannessa Ventures Ltd., a corporation incorporated under the laws of British Columbia (the "Corporation") hereby promises to pay ON DEMAND, provided such demand is made after the earlier of:

(a)

the occurrence of an Event of Default (as that term is defined in the Secured Convertible Debenture dated March 1, 2006 given by the Corporation to the Holder); and

(b)

February 28, 2007,

to Exploram Enterprises Ltd., together with its successors and assigns (the "Holder"), the amount of Cdn. $ 1,000,000 (the "Advance Amount"), in lawful money of Canada at the principal offices of Exploram Enterprises Ltd. in Calgary, Alberta, and to pay interest on the outstanding amount owing from time to time at the rate of 9.5% per annum commencing on the date of this Promissory Note until full and final payment.  Interest accruing and due hereunder shall be payable in cash, monthly in arrears, on the last day of each month commencing on January 31st, 2007 in lawful money of Canada, at Calgary, Alberta.  The Advance Amount or any part thereof may be repaid in whole or in part at any time by the Corporation without penalty.

This Note is secured by a general security agreement provided by the Corporation to the Holder on March 1, 2006.

The Corporation will pay on demand all costs of collection and legal fees on a solicitor and his own client full indemnity basis paid or incurred by the Holder in enforcing the obligations of the Corporation hereunder.

The Corporation waives presentment, demand, notice of dishonor, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right under this Note.  No waiver of any right shall be effective unless in writing and signed by the Holder, nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion.

This Note shall be governed by and construed in accordance with the laws in force from time to time in the Province of Alberta, Canada, without regard to its choice of law principles.

Dated this 27 day of December, 2006.

VANNESSA VENTURES LTD.

By: ________________________________

Name:

J.R. Morgan

Title:

President & Chief Executive Officer

By: ________________________________

Name:

C.B. Boyer

Title:

Controller